Exhibit 99.1

Sprott Completes Initial Public Offering of Sprott Physical Silver Trust

TORONTO, Nov. 3 /CNW/ - Sprott Inc. (TSX: SII) ("Sprott") today announced that Sprott Physical Silver Trust (the "Trust"), a trust created to invest and hold substantially all its assets in physical silver bullion and managed by Sprott Asset Management LP, a wholly-owned subsidiary of Sprott, has completed its initial public offering (the "Offering") of 57,500,000 units ("Units") at US$10.00 per Unit (including the exercise by the underwriters of their entire overallotment of 7,500,000 Units), for gross proceeds of US$575,000,000.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols 'PSLV' and 'PHS.U', respectively. The Offering was made simultaneously in the United States and Canada through a syndicate of underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada. The Canadian syndicate includes TD Securities Inc., Canaccord Genuity Corp., National Bank Financial Inc., BMO Capital Markets, HSBC Securities (Canada) Inc., GMP Securities L.P., Wellington West Capital Markets Inc., and Mackie Research Capital Corporation.

Copies of the U.S. prospectus related to this Offering may be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone: 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281- 8098 (telephone: 212-428-6670, fax: 212-428-6260).The offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. Incorporated 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.  Investors should read the prospectus before making an investment decision.

Additional detail on the Trust can be found in the final prospectus available on EDGAR (www.edgar.com) and SEDAR (www.sedar.com) or on the Trust's website at www.sprottphysicalsilvertrust.com.

About Sprott Asset Management

Sprott Asset Management LP (www.sprott.com), a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com) is a fund company dedicated to achieving superior returns for its investors over time. SAM manages assets primarily for institutions, endowments and high net worth individuals. Sprott Asset Management LP is the investment manager of the Sprott Funds. Commissions, trailing commissions, management fees and expenses all may be associated with mutual fund investments. Please read the prospectus before investing. Mutual Funds are not guaranteed, their values change frequently and past performance may not be repeated. The information contained herein does not constitute an offer or solicitation by anyone in the United States or in any other jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. Prospective investors should consult their financial advisor to determine if these Funds may be sold in their jurisdiction.

%CIK: 0001494728

For further information:

Investor contact information:

Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com

CO: Sprott Physical Silver Trust

CNW 12:48e 03-NOV-10